UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November 2018

_____________________

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Relevant Information dated November 14, 2018

Item 1

RELEVANT INFORMATION

Bogotá, November 14, 2018. Grupo Aval Acciones y Valores S.A. ("Grupo Aval") informs that its separate and consolidated financial statements for the period ended September 30, 2018 evidence a positive variation of more than 5% of its total income before taxes, with respect to its financial statements for the period ended June 30, 2018. The foregoing, as a result, among other issues, of the application of accounting standard IFRS 15 - Revenue from contracts with customers by our subsidiary Corficolombiana SA and by Grupo Aval.

Per IFRS 15, a standard applicable to infrastructure project accounting carried out by subsidiaries of Corficolombiana, each concession project separates its construction stage from its operation and maintenance stage, and reflects different levels of profitability and income for each phase, depending on the level of risk assumed by the concessionaire.

According to the above mentioned, since there is a greater income in the construction phase of the concession projects in which Corficolombiana invests, the financial statements of Corficolombiana as of September 30, 2018 reflect an increase in the value of its assets, equity, and net profits. As a result, Grupo Aval's separate and consolidated financial statements for such period reflect an increase in the value of its assets, net worth and net profits.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2018

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel